Exhibit 99.1

Cash Store Financial Announces Intention to Commence a Normal Course Issuer Bid

EDMONTON, Jan. 9, 2012 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial") has filed with the Toronto Stock Exchange ("TSX") a notice of its intention to make a normal course issuer bid (the "NCIB") for its common shares (the "Common Shares") through the facilities of the TSX (the "Notice").

The Notice provides that Cash Store Financial intends, during a twelve-month period commencing on January 12, 2012, following TSX approval, to purchase on the TSX up to 1,092,504 Common Shares, being approximately 10% of the "public float" of Common Shares of Cash Store Financial. As at January 6, 2012, there were 17,420,880 Common Shares issued and outstanding. The price that Cash Store Financial will pay for any such Common Shares will be the market price at the time of acquisition and any Common Shares purchased under the NCIB will be cancelled. The actual number of Common Shares that may be purchased and the timing of any such purchases will be determined by Cash Store Financial, subject to price, trading volume, and other market considerations. Daily purchases will be limited to 5,519 Common Shares or approximately 25% of the average daily trading volume for the six full calendar months prior to January 6, 2012, other than block purchases. Cash Store Financial has repurchased no Common Shares in the previous 12 months.

Cash Store Financial believes that, at current market prices and at certain times throughout the duration of the NCIB, the purchase of its Common Shares will contribute to enhancing shareholder value.

About The Cash Store Financial Services Inc.

Cash Store Financial is the only broker and lender of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates more than 574 branches across Canada under the banners:  Cash Store Financial and Instaloans. Cash Store Financial also operates 23 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as brokers and lenders to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the Freedom card) and a prepaid credit card (the Freedom MasterCard) as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 2,300 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

This News Release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular this News Release contains forward-looking information in connection with the Cash Store Financial's goals and strategic priorities, introduction of products, share repurchase initiatives and branch openings. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual Information Form, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 40-F filed with the  U.S. Securities and Exchange Commission. All material assumptions used in making forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

%CIK: 0001490658

For further information:

Gordon J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118; or, Nancy Bland, Chief Financial Officer, (780) 732-5683.

CO: The Cash Store Financial Services Inc.

CNW 21:00e 09-JAN-12